

Kirbi T. Smith, MBA · 3rd

COO at Active Faith Sports

Houston, Texas, United States · 374 connections · **Contact info**

 **Active Faith Sports**

Spelman College

Experience



Chief Operating Officer

Active Faith Sports

2011 – Present · 9 yrs

Building the Active Faith Sports brand from the ground up. Overseeing development of the idea/concept into the global brand that exists today with customers in 70 countries. Material sourcing, communication between company and overseas manufacturers, importing goods, product design and testing, marketing of brand and products, customer service, creation of promo and marketing material, website design and construction, manager of all social media platforms, growth and strategy planning and implementation, event coordinator.

 **Active Faith Sports**

High School Instructor & Coach

HISD & APS

Aug 2006 – May 2011 · 4 yrs 10 mos

Education



Spelman College
BA, English Language and Literature

Activities and Societies: Delta Sigma Theta, Student Government Association, Basketball Team



